UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2014

Commission File Number: 001-35976

Luxoft Holding, Inc

(Translation of registrant’s name into English)

Akara Building

24 De Castro Street Wickhams Cay 1

Road Town, Tortola

British Virgin Islands

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COMPLETION OF ACQUISITION

Effective June 30, 2014, Luxoft Global Operations GmbH (“Luxoft”), a Swiss company and a wholly-owned subsidiary of Luxoft Holding, Inc (the “Company”), has entered into a Purchase Agreement (the “Purchase Agreement”) with Mecel AB (“Mecel”), a Swedish company and a subsidiary of Delphi Automotive Systems, LLC, a Delaware limited liability company (“Delphi”), to acquire intellectual property and related assets comprising Populus software product suite (“Populus”) from Mecel.  Populus is a tool used by end users to design, develop and deploy user interfaces for distributed embedded systems. The Purchase Agreement also outlines a detailed plan for transferring the relevant know-how and expertise from Mecel to Luxoft by October 1, 2014.

Pursuant to the Purchase Agreement, Luxoft agreed to pay a cash purchase price for the Populus intellectual property assets of up to $3.0 million consisting of (i) $1.0 million which was paid by Luxoft to Mecel at closing; (ii) up to $1.0 million to be paid upon completion of the agreed upon Populus knowledge transfer process from Mecel to Luxoft and the assignment by Mecel to Luxoft of certain agreements not assigned at closing, which is expected to occur on or about October 1, 2014; and (iii) up to $1.0 million of contingent consideration representing a portion of the operating income of the Populus business following its acquisition by Luxoft. The Purchase Agreement also provides for the assignment to Luxoft of several of Mecel’s major agreements with customers of the Populus software products.  Luxoft intends to maintain and expand this customer base.  Additionally, this acquisition is expected to present Luxoft with licensing opportunities. The Company expects revenues from the acquired Populus business to be under 1% of our revenues for the fiscal year ending March 31, 2015 and anticipates that such amounts would increase over time.  Finally, having valuable Populus intellectual property assets in its portfolio is expected to enable Luxoft to enhance its competitive offering in automotive human machine interface (“HMI”), infotainment, and digital cluster design.

On July 7, 2014, the Company issued a press release entitled “Luxoft Acquires Mecel Populus Suite for Rapid Automotive HMI Design and Development.”  A copy of this press release is furnished as Exhibit 99.1 herewith.

Cautionary Statement Regarding Forward-Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally and in each of our industry verticals, application outsourcing and custom application development and offshore research and development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; seasonal trends and the budget and work cycles of our clients; general economic and business conditions in our locations, including geopolitical instability and social, economic or political uncertainties, such as in Russia and Ukraine, and any potential sanctions, restrictions or responses to such conditions imposed by some of the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the expected timing of the increase in our corporate tax rate; our expectations with respect to the proportion of our fixed price contracts; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision ; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; our plans to introduce new products for commercial resale and licensing in addition to providing services; our anticipated joint venture with one of our clients; IBS Group Holding Limited and its subsidiaries consideration of further divesting all or a portion of its ownership interest in us; and our continued financial relationship with IBS Group Holding Limited and its subsidiaries including expectations for the provision and purchase of services and purchase and lease of equipment; and other factors discussed under the heading “Risk Factors” in the final prospectus for our initial public offering, the final prospectus for our secondary offering and other documents filed with the Securities and Exchange Commission. Except as required by law, we undertake no obligation to publicly update any forward-

looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOFT HOLDING, INC

Date: July 8, 2014	By:	/s/ Roman Yakushkin
Name: Roman Yakushkin
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated July 7, 2014 titled “Luxoft Acquires Mecel Populus Suite for Rapid Automotive HMI Design and Development.”